UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form SD
SPECIALIZED DISCLOSURE REPORT

Regal Beloit Corporation
(Exact Name of Registrant as Specified in Charter)
Wisconsin	1-7283	94-2579683
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)
200 State Street Beloit, WI		53511
(Address of Principal Executive Offices)		(Zip Code)
Mark J. Gliebe
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☑Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
A copy of Regal Beloit Corporation's Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available in the SEC filings section of our website (http://investors.regalbeloit.com/phoenix.zhtml?c=116222&p=irol-sec).
Item 1.02 Exhibit
Section 2 – Exhibits
Item 2.01 Exhibit
Exhibit 1.01- Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REGAL BELOIT CORPORATION

Date: June 1, 2015	By: /s/ Peter C. Underwood
Peter C. Underwood Vice President, General Counsel and Secretary

3